AMENDMENT NO. 6 TO SILVER AGREEMENT

                     Agreement made as of March 11, 2014 between Silver Wheaton Corp. ("Silver Wheaton"), Elsa Reclamation & Development Company ("ERDC"), Alexco Keno Hill Mining Corp (formerly named Alexco Resource Canada Corp.) ("ARCC") and Alexco Resource Corp. ("Alexco").

                     This agreement amends the Silver Purchase Agreement dated as of October 2, 2008, between Silver Wheaton, ERDC, ARCC and Alexco, as amended prior to the date hereof (the "Existing Silver Purchase Agreement").

                      For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.                   Definitions

                      In this agreement capitalized terms used but not otherwise defined herein have the meanings given to them under the Existing Silver Purchase Agreement, as amended hereby.

2.                    Amendments

                       The Existing Silver Purchase Agreement is hereby amended effective the date hereof by:

(a)	deleting Section 1(ttt), definition of “Outside Completion Date”, and replacing it with the following in its place and stead:

“Outside Completion Date” means June 30, 2015.

(b)	revising Section 8(d) as per the following:

"~~The Owners shall perform and complete a Completion Test as and when determined by them, and in any event between January 1, 2013 and December 31, 2013. If Final Completion is achieved on or prior to the December 31, 2013, then the remainder of this Section 8(d) and Section 8(e) shall not apply.~~ If Final Completion has not been achieved on or prior to the December 31, 2013~~but the results of the last completed Completion Test between January 1, 2013 and December 31, 2013 are fifty percent (50%) or more of the Final Targeted Capacity~~, then the Owners shall pay Silver Wheaton, by the delivery, within five (5) Business Days of the end of each of the next ~~twelve (12)~~ eighteen (18) calendar months prior to Final Completion being achieved (each a "Final Monthly Delivery Period"), an amount of Refined Silver equal to the Refined Silver that would have otherwise been delivered to Silver Wheaton during each Final Monthly Delivery Period if Final Completion had been achieved. For purposes of determining the amount of Refined Silver that would have been delivered to Silver Wheaton during a Final Monthly Delivery Period, the Refined Silver due to Silver Wheaton pursuant to Section 5(a) shall be multiplied by a fraction the numerator of which will be the Final Targeted Capacity and the denominator of which will be the greater of 322 tonnes of ore per day and the average daily throughput capacity achieved during the last ~~completed~~ Completion Test completed after January 1, 2014. For greater certainty and the avoidance of any doubt, if the Owners are required to sell and deliver Refined Silver to Silver Wheaton under this Section 8(d), then they shall not be required to sell and deliver Refined Silver to Silver Wheaton under Section 5(a) and the remainder of Section 5 shall continue to apply."

3.                    No Other Amendments

                       Except as otherwise expressly provided herein, the Existing Silver Purchase Agreement shall continue in full force and effect, unamended.

4.                    Successors, Assigns and Governing Law

                       This agreement shall enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties under the Existing Silver Purchase Agreement, as amended hereby, and shall be governed by and construed in accordance with the laws of British Columbia.

5.                    Execution in Counterpart

This agreement may be executed and delivered in any combination of original and faxed signed counterparts, all of which taken together shall constitute one and the same original agreement, effective the date hereof.

ELSA RECLAMATION &
	ALEXCO RESOURCE CORP.	DEVELOPMENT COMPANY LTD.

By	Signed	By	Signed
	Authorized Signing Officer		Authorized Signing Officer

ALEXCO KENO HILL MINING
	SILVER WHEATON CORP.		CORP.

By	Signed	By	Signed
	Authorized Signing Officer		Authorized Signing Officer